Exhibit 99(d)(2)

Item 16(d)(2)

Memorandum of Understanding

In re Methode Electronics, Inc. Shareholders Litigation, Civil Action No. 19899.

MEMORANDUM OF UNDERSTANDING

WHEREAS, there is now pending a lawsuit in the Court of Chancery of the State of Delaware in and for New Castle County (the “Court”) entitled In re Methode Electronics, Inc. Shareholders Litigation, Civil Action No. 19899 (the “Action”), brought derivatively and as a class action on behalf of all holders of Class A Stock of Methode Electronics, Inc. (“Methode” or the “Company”) other than the defendants and their affiliates and associates;

WHEREAS, the complaint filed in the Action on September 13, 2002 (hereinafter, the “Complaint”) against Methode and certain of its directors seeks, among other things, injunctive and other equitable relief with respect to a proposed tender offer to be made by the Company to the holders of Class B common stock of the Company (the “Tender Offer”);

WHEREAS, the agreement between the Company and certain shareholders of Methode that control a majority of the Class B shares (the “McGinley Family Shareholders”) pursuant to which the Company agreed to make the Tender Offer was negotiated and approved by a special committee of Class A directors of the Methode board of directors (the “Special Committee”) and entered into on August 19, 2002 (the “Agreement”);

WHEREAS, the Action challenges the Tender Offer alleging, inter alia, that the individual director defendants breached their fiduciary duties to the Class A shareholders by approving the Tender Offer at a purportedly inflated premium price and favoring the interests of the McGinley Family Shareholders and incumbent board and management over the interests of Methode and its Class A stockholders;

WHEREAS, on December 26, 2002, the Special Committee and the McGinley Family Shareholders approved an amendment to the Agreement, pursuant to which the Company agreed to call a special meeting of the Class A shareholders for the purpose of seeking the approval of the Tender Offer by the affirmative vote of a majority of the Class A shares present or represented by proxy at the meeting (excluding the shares held by the McGinley Family Shareholders) (the “Amended Agreement”);

WHEREAS, the preliminary proxy statement for the special meeting was filed on February 21, 2003, with the Securities & Exchange Commission (the “Preliminary Proxy Statement”);

WHEREAS, since the filing of the Complaint, plaintiff and his counsel have reviewed thousands of pages of documents produced by defendants and the Preliminary Proxy Statement, have taken the depositions of all of the Methode directors and the Special Committee’s financial advisor, and have retained an independent expert to assist them in reviewing the Tender Offer and have stated their intention to file an amended complaint challenging the Amended Agreement and the disclosures made in the Preliminary Proxy Statement;

WHEREAS, plaintiff’s counsel and counsel for defendants engaged in arm’s-length negotiations concerning a possible settlement of the Action;

NOW, THEREFORE, counsel for the parties have reached an agreement in principle providing for the settlement of the Action (the “Settlement”) between and among plaintiff, on behalf of himself, the Company, and the putative class of persons on behalf of whom plaintiff has brought the Action, and defendants on the terms and subject to the conditions set forth below:

1.             Defendants commit that they will only proceed with the Tender Offer if it receives approval by the affirmative vote of a majority of the Class A shares present or represented by proxy at the special meeting (excluding the shares held by the McGinley Family Shareholders).  In addition, defendants acknowledge that the amendment to the Agreement to require the approval of the Class A shareholders was the result of the Action.

2.             Counsel for defendants have conferred with counsel for plaintiff on certain revisions to the disclosures made in the Preliminary Proxy Statement and have agreed upon certain additional information to be disclosed in the final proxy statement.

3.             Defendants acknowledge that the corporate governance changes outlined in the Preliminary Proxy Statement (with the exception of the resignations of James McGinley and Roy Van Cleave) were, in part, the result of the concerns raised by plaintiff in the Action.

4.             Methode shall declare a dividend of $.04 per Class A share to be paid to the Class A shareholders within 60 days following consummation of the Tender Offer.

5.             The parties to the Action and their attorneys agree to cooperate fully and to use their best efforts to effectuate the Settlement as outlined herein.  The parties will attempt in good faith to agree upon and execute as soon as practicable (i) an appropriate Stipulation of Settlement (the “Stipulation”) of all claims asserted in the Complaint filed in the Action and all other claims (as described hereinafter), if any, arising out of or relating, in whole or in part, to the Tender Offer, including without limitation the Company’s solicitation of shareholder approval of the Tender Offer, and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate Court approvals of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including that in exchange for the consideration set forth above, the Stipulation shall provide for the dismissal of all such claims with prejudice and without costs to any party (except as set forth in Paragraphs 5(d) and 8 herein).  The Stipulation will also expressly provide, inter alia:

                                                a.             for class certification pursuant to Delaware Chancery Court Rule 23 of a class consisting of all record holders and beneficial owners of Class A common stock of the Company on any day during the period from August 19, 2002 (the date that the Tender Offer was publicly announced) to and including the effective date of consummation of the Tender Offer (other than defendants and their “affiliates” and “associates” (as those terms are defined in Rule 12b-2 promulgated pursuant to the Securities Act of 1934)), including the legal representatives, heirs, successors in interest, transferees and assigns of all such foregoing holders and/or owners, immediate and remote (the “Class”);

                                                b.             that all defendants have denied, and continue to deny, that they have committed any violations of law and that they are entering into the Memorandum of Understanding solely because the proposed Settlement would eliminate the burden, expense, and distraction of further litigation, and would permit the Tender Offer to proceed without risk of injunctive or other relief; and

                                                c.             for the release of all claims, rights, demands, suits, matters, issues or causes of action, whether known or unknown, of plaintiff, Methode, and of all Class members against all defendants and any of their present or former officers, directors, employees, agents, attorneys, advisors, insurers, accountants, trustees, financial advisors, commercial bank lenders, persons who provided fairness opinions, investment bankers, associates, representatives, affiliates, parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, successors and assigns (collectively, “Defendants’ Affiliates”), whether under state or federal law, including the federal securities laws, (except for the rights conferred by this Settlement), and whether directly, derivatively, representatively or arising in any other capacity, in connection with, or that arise out of, any claim that was or could have brought in the Action, or that arise now or hereafter out of, or that relate in any way to, the acts, facts or the events alleged in the Action, including without limitation, the Agreement, the Amended

Agreement, the proxy statement for the special meeting of Class A shareholders to approve the Tender Offer, the Tender Offer, the negotiation and consideration of the Tender Offer and any agreements and disclosures relating thereto, and any acts, facts, matters, transactions, occurrences, conduct or representations relating to or arising out of the subject matter referred to in the Action, and the fiduciary and disclosure obligations of any of the defendants (or persons to be released) with respect to any of the foregoing (whether or not such claim could have been asserted in the Action).

                                                d.             that if a Stipulation of Settlement has been executed and final Court approval of the Settlement and dismissal of the Action by the Court with prejudice has been obtained in accordance with the Stipulation of Settlement, plaintiff’s counsel of record in the Action will apply to the Court for an award of attorneys’ fees and expenses.  Plaintiff’s counsel and counsel for defendants will attempt in good faith to agree upon the amount of any request for an award of attorneys’ fees and expenses.  In the event that the parties fail to agree on such amount, defendants will be free to oppose any award of any amount sought by plaintiff.  As used in this Memorandum of Understanding, “final Court approval of the Settlement” means that the Court has entered an Order approving the Settlement in accordance with the Stipulation, and that Order is finally affirmed on appeal or is not longer subject to appeal.

6.             The parties to the Action will promptly advise the Court of the Settlement and will present the Settlement to the Court for hearing and approval as soon as practicable following approval of the Tender Offer by the Class A stockholders as provided for in the Amended Agreement.

7.             This Memorandum of Understanding and any Stipulation of Settlement shall be null and void and of no force and effect if:  (a) the Tender Offer is not approved by the affirmative vote of a majority of the Class A shares present or represented by proxy at the meeting (excluding the shares held by the McGinley Family Shareholders); (b) the Tender Offer is not consummated because of the failure to satisfy any of the conditions set forth in the Agreement or the Amended Agreement; or (c) final Court approval of the Settlement does not occur for any reason.  In any such event, this Memorandum of Understanding and any Stipulation of Settlement shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, and neither the existence of this Memorandum of Understanding and any Stipulation of Settlement nor their contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or judicial proceeding.

8.             The cost of providing notice of the Settlement to shareholders, and any attorneys’ fees and expenses awarded by the Court pursuant to paragraph 5(d) hereof shall be paid solely by the Company.

9.             The parties agree to jointly request that the Court stay any further proceedings in the Action pending submission of the Settlement to the Court for approval.

10.           This Memorandum of Understanding may be executed in counterpart by either of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

11.           This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware’s conflict of law rules.

12.           This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

13.           This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

Dated:  March 17, 2003

PRICKETT, JONES & ELLIOTT, P.A.

/s/ Michael Hanrahan
Michael Hanrahan
Gary F. Traynor
Paul A. Fioravanti, Jr.
1310 King Street
Wilmington, DE 19801
Attorneys for Plaintiff Harvey Durocher

MORRIS, NICHOLS, ARSHT & TUNNELL

/s/ Martin P. Tully
Martin P. Tully
David J. Teklits
Thomas W. Briggs, Jr.
1201 N. Market Street
P.O. Box 1347
Wilmington, DE 19899
(302) 658-9200
Attorneys for Defendants
Methode Electronics, Inc.,
George W. Wright and Warren L. Batts

POTTER ANDERSON & CORROON LLP

/s/ Stephen C. Norman
Michael D. Goldman
Stephen C. Norman
Richard L. Renck
Hercules Plaza, Sixth Floor
1313 N. Market Street
P.O. Box 951
Wilmington, DE 19999
Attorneys for Defendants
William T. Jensen, Donald W. Duda,
James W. McGinley, Robert R. McGinley, James W. Ashley, Jr., William C. Croft, and Roy M. Van Cleave